Southern Michigan Bancorp, Inc.
51 West Pearl Street
P.O. Box 309
Coldwater, MI  49036
Phone 517/279-5500

September 28, 2009

Mr. Paul Cline
Ms. Rebekah Blakeley Moore
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Southern Michigan Bancorp, Inc. Form 10-K for Fiscal Period Ended December 31, 2008 Form 10-Q for Fiscal Period Ended June 30, 2009 File No. 000-49772

Dear Mr. Cline and Ms. Moore:

                    This letter provides Southern Michigan Bancorp, Inc.'s (the "Company") response to the Commission staff letter dated September 1, 2009 (the "Comment Letter"). For convenience of reference, each of the comments in the Comment Letter is set forth in full below and the Company's response to each comment immediately follows.

                    The Company thanks the Commission staff for its comments. The Company is committed to full disclosure and compliance with the Commission's rules and regulations.

Form 10-K
Consolidated Financial Statements
Consolidated Balance Sheets, Page 39

Comment 1:

                    Please tell us how you considered paragraphs 11 and 18 of SFAS 150 when concluding that the obligation to repurchase shares issued to ESOP participants should be classified as temporary equity and not a liability. Disclose how you account for the changes in the fair value of this obligation.

Response:

Mr. Paul Cline
Ms. Rebekah Blakeley Moore
September 28, 2009

__________________________________

                    The Company has considered the requirements of SFAS 150, specifically paragraphs 11 and 18, and concluded that the obligation to repurchase shares issued to ESOP participants should be classified as temporary equity and not as a liability because the participants have the right - but not the obligation - to sell their shares back to the Company, as described in Note M (Benefit Plans) of the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Accordingly, the value of the shares has been reported as temporary equity in accordance with ASR 268.

                    The obligation is reported at the quoted market value of the shares at the end of each reporting period, with changes in the number of shares and market value per share being reported as reclassifications of equity accounts. Such reclassifications are reported in the consolidated statement of changes in shareholders' equity for each reporting period.

Note D - Securities, page 51

Comment 2:

                   In future filings, please revise to provide disclosure of the cost basis of your investment securities. Refer to paragraph 19 of SFAS 115.

Response:

                   The Company agrees to disclose the cost basis of investment securities in accordance with paragraph 19 of SFAS 115 in future filings. For example, in future filings, the disclosure will be substantially as follows:

Year end investment securities were as follows (in thousands):

Available for Sale, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Treasury and Government agencies	$23,547	$294	$-	$23,841
States and political subdivisions	27,079	418	(26)	27,471
Mortgage-backed securities	14,095	341	(30)	14,406
Total	$64,721	$1,053	$(56)	$65,718

Note F - Allowance for Loan Losses, page 53

Mr. Paul Cline
Ms. Rebekah Blakeley Moore
September 28, 2009

__________________________________

Comment 3:

                    We note your disclosure of impaired loans of $2,327 thousand and $1,013 thousand as of December 31, 2008 and 2007 respectively. However, your disclosure on page 32 indicates that impaired loans total $3,308 thousand and $1,137 thousand as of December 31, 2008 and 2007 respectively. Please reconcile this apparent inconsistency.

Response:

                    The disclosure in Footnote F of total impaired loans of $15,257 thousand in 2008 and $9,144 thousand in 2007 was correct. However, the Company acknowledges an immaterial inconsistency relating to impaired loan specific reserve disclosures. Specific reserves on impaired loans at December 31, 2008 were $3,308 thousand as disclosed on page 32. Likewise, specific reserves on impaired loans at December 31, 2007 were $1,137 thousand as disclosed on page 32. The difference between these amounts and the amounts reported in Footnote F was due to real estate mortgage specific reserves not being included in the total amount of allowance allocated. This did not affect the balance sheet or the income statement included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The Footnote F disclosure will be revised in the Company's Annual Report on Form 10-K for the fiscal year ending December 31, 2009.

Note U - Fair Value Measurements, page 68

Comment 4:

                   Please revise future filings to provide a brief description of the types of securities that are measured using level 3 inputs. Additionally, please disclose the valuation techniques used to value these securities. Refer to paragraph 32(e) of SFAS 157.

Response:

                    The Company agrees to provide a brief description of the types of securities that are measured using level 3 inputs and the valuation techniques used to value these securities in future filings. For example, in future filings, the disclosure will be substantially as follows:

Securities available for sale classified as Level 3 inputs represent non-publicly traded municipal issues with limited trading activity from entities within the Company's market area. The fair value of these investments was determined using Level 3 valuation techniques, as there is no

Mr. Paul Cline
Ms. Rebekah Blakeley Moore
September 28, 2009

__________________________________

market available to price these investment securities. The method used for determining the fair value for these investment securities included a comparison to the fair value of other investment securities valued with Level 2 inputs with similar characteristics (credit, time to maturity, call structure etc.) and the interest yield curve for comparable debt investment securities.

Comment 5:

                    Please revise future filings to disclose your loans held for sale as a nonrecurring measurement. Refer to paragraphs 33 of SFAS 157.

Response:

                    As disclosed in Note A (Nature of Operations and Significant Accounting Policies) of the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the Company records Loans Held for Sale at the lower of cost or market value. At December 31, 2008, March 31, 2009 and June 30, 2009, Loans Held for Sale were reported at cost, not fair value, and therefore were not included in the SFAS 157 Fair Value Footnote. If, in the future, the Company records Loans Held for Sale at fair value, then it will disclose such Loans Held for Sale as a nonrecurring measurement in future filings.

Form 10-Q for Fiscal Period Ended March 31, 2009
Note D - Stock Options, page 10

Comment 6:

                    In the interest of providing readers with more transparency into management's judgments in accounting for stock options granted, please disclose the method and assumptions used to value the stock options granted during the period in your future filings. Refer to paragraph 64 of SFAS 123(R).

Response:

                   The Company agrees to disclose the method and assumptions used to value stock options granted during the period in future filings in accordance with paragraph 64 of SFAS 123(R). For example, in future filings, the disclosure will be substantially as follows:

Mr. Paul Cline
Ms. Rebekah Blakeley Moore
September 28, 2009

__________________________________

As described in Note N (Stock Options) of the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the weighted average assumptions noted in the following table. The expected volatility and life assumptions are based on historical experience. The interest rate is based on the U.S. Treasury yield curve and the dividend yield assumption is based on the Company's history and expected dividend payouts.

	2008	2007	2006

Dividend yield	3.51%	3.59%	NA

Expected life	8 years	8 years	NA

Expected volatility	14.48%	14.05%	NA

Risk-free interest rate	2.94%	4.75%	NA

Weighted average fair value of options
granted during the year	$1.96	$3.58	NA

Acknowledgment

                    The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Danice L. Chartrand

Danice L. Chartrand